SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 29, 2021, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4 floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2020;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2020 and ratification of the payments of interest on own capital and dividends related to the fiscal year ended December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and December 21, 2020;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2022; and

(iv)	establish the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2021.

(b)	Extraordinary General Meeting:

(i)	amend the Company's bylaws to:

(a)	amend the heading of article 2 to reflect the change in the management body responsible for approving the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company,

(b)	amend items “b”, “h”, “i” and “m” and add items “o” and “p”, all in article 3, to include in the corporate purpose of the Company ancillary activities related to the core activities developed by the Company,

(c)	amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit,

(d)	amend item “s” of article 21 to specify the competence of the Board of Directors in deciding on the participation of the Company in other companies and ventures; and

(ii)	consolidate the Company’s by-laws.

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General Information:

1.	On February 25, 2021 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2020; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários (“CVM”) by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The shareholder or its legal agent must present valid identification in order to vote at the AGOE. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Mrs. Letícia Rudge Barbosa Kina, Legal Vice President Officer) or sent by email to the Investor Relations Department (ri@ambev.com.br), at least three (3) business days prior to the date scheduled for the meetings.

4.	Shareholders taking part in the Registered Stocks Fungible Custody of B3 that plan on attending the AGOE shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

5.	The shareholder that wishes may opt to exercise its voting right through the distance voting system, under the terms of CVM Ruling No. 481/09, sending the correspondent distance voting instrument through its relevant custodian agents or directly to the Company, according to the instructions provided on item 12.2 of the Company’s Reference Form and the Management Proposal for the AGOE. Considering the current recommendations of the Health Ministry, the State Government of São Paulo and the City Hall of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments for participating in the AGOE now convened, specially by sending such instruments through their service providers that are able to collect and transmit instructions for filling out the voting instruments (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

São Paulo, March 29, 2021.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer